Exhibit 99.27

VALENS GROWORKS CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Three Months Ended February 29, 2020

(Expressed in Thousands of Canadian Dollars Except Share Amounts)

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of Valens GroWorks Corp. (the “Company” or “the Valens Company”) constitutes management's review of the factors that affected the Company's financial and operating performance for the three-month period ended February 29, 2020. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the three-month periods ended February 29, 2020 and February 28, 2019 together with the notes thereto and the audited annual consolidated financial statements for the Company for the years ended November 30, 2019 and 2018 together with the notes thereto. The results for the three-months period ended February 29, 2020 are not necessarily indicative of the results that may be expected for any future period.

All financial information contained in this MD&A is current as of April 14, 2020 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in thousands of Canadian dollars, unless otherwise specified.

Additional information regarding the Company is available on SEDAR at www.sedar.com, and the Company’s website www.thevalenscompany.com. The date of this MD&A is April 14, 2020.

FORWARD-LOOKING INFORMATION

Inherent in forward-looking statements involve known and unknown risks, and factors may include, but are not limited to: unavailability of financing, changes in government regulation, general economic condition, general business conditions, limited time being devoted to business by directors, escalating professional fees, escalating transaction costs, competition, fluctuation in foreign exchange rates, competition, stock market volatility, unanticipated operating events and liabilities inherent in industry.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward- looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of commodity prices develop as expected; that the Company receives regulatory and governmental approvals as are necessary on a timely basis; that the Company is able to obtain financing as necessary on reasonable terms; that there is no unforeseen deterioration in the Company’s activity costs; that the Company is able to procure equipment and supplies, as necessary, in sufficient quantities and on a timely basis; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition; that no environmental and other proceedings or disputes arise; and that the Company maintains its ongoing relations with its employees, consultants and advisors.

Management Discussion & Analysis

Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive.

The global pandemic related to an outbreak of the novel coronavirus disease (“COVID-19”) has cast uncertainty on each of these assumptions. There can be no assurance that they continue to be valid. Given the rapid pace of change, it is premature to make further assumptions about these matters. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business is not known at this time. These impacts could include, amongst others, an impact on our ability to obtain debt or equity financing, increased credit risk on receivables, impairment of investments, impairments in the value of our long-lived assets, or potential future decreases in revenue or profitability of our ongoing operations. See “Risk Factors”.

Forward-looking statements are not guarantees of future performance. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

The forward-looking statements contained herein are based on information available as of April 14, 2020.

COMPANY OVERVIEW

The Company was incorporated under the laws of British Columbia on January 14, 1981. The Company’s common shares trade under the trading symbol “VLNS” on the TSX Venture Exchange as a Tier 1 life science issuer and under the trading symbol “VLNCF” on the OTC Markets. Subsequent to the end of the quarter, the Company received conditional approval to up list to the Toronto Stock Exchange (“TSX”) from the TSX-V. The Company has since received final approval to list its common shares on the TSX and will officially commence trading at the opening of the markets on April 16, 2020. The Company continues to deliver a diverse suite of extraction methodologies and next generation cannibinoid delivery formats. The Company also provides analytical testing services to third party licensed producers in the cannabis space through its ISO 17025 accredited analytical lab.

The Company operates through its five wholly-owned subsidiaries, Valens Agritech Ltd. (“VAL”), Supra THC Services Inc. (“Supra”), Valens Labs Ltd. (“Labs”) and Valens Farms Ltd. (“Farms”), all based in the Okanagan Valley of British Columbia and Southern Cliff Brands Inc. (“Pommies”) in the greater Toronto area of Ontario.

VAL was incorporated under the Business Corporations Act of the Province of British Columbia on April 14, 2014. On November 2, 2016, the Company completed the acquisition of VAL pursuant to a share exchange agreement dated October 31, 2016. VAL has been granted a standard processing and standard cultivation license under the Cannabis Act and has been licensed by Health Canada to sell directly to provincial distributors and other authorized Canadian retail supply channels. VAL also holds an analytical testing license from Health Canada.

Supra was incorporated under the Business Corporations Act of the Province of British Columbia on December 10, 2015. Supra holds an analytical testing license from Health Canada. On October 23, 2018, the Company entered into an agreement with Rotogro International Limited (“Rotogro”) to sell the shares of Supra. During the year ended November 30, 2019, the Company was advised by Rotogro that they would be unable to close the transaction and the Company subsequently requested the Supra analytical testing license be cancelled by Health Canada.

Labs was incorporated under the Business Corporations Act of the Province of British Columbia on October 18, 2018 to transfer the assets and operations of Supra upon the closing of the Rotogro transaction to allow the Company to continue to provide sector-leading analytical and proprietary testing services. Labs, in collaboration with Thermo Fisher Scientific (Mississauga) Inc., is developing a “Centre of Excellence in Plant Based Medicine Analytics” at the Company’s 25,000 square foot facility in Kelowna, B.C.

Farms was incorporated under the Business Corporations Act of the Province of British Columbia on July 19, 2018 to hold the Company’s interest in its joint venture project with Kosha Projects Inc. (“Kosha”). During the period ended February 29, 2020, the Company terminated its investment in the joint venture with Kosha.

On November 8, 2019, the Company acquired 100% of the shares of Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.) (“Pommies”). Pommies was an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Products were sold through the Liquor Control Board of Ontario. Pommies is also a mature cannabis micro-processing license applicant.

Management Discussion & Analysis

CORPORATE HIGHLIGHTS

Rebranding to ‘The Valens Company’

The Company has been built on a solid base as a leader in the Canadian extraction space, the rebrand marks an evolution to build off this into a cannabinoid-based product development and manufacturing company, strategically positioned to capitalize on both “Cannabis 2.0” in Canada as well as a number of strategic international opportunities. The Company has been preparing for the new wave of legalization by building a portfolio of innovative manufacturing and end-product technologies to help its customers offer customized user experiences and differentiate their products in the market.

International Expansion Initiatives

The Company entered into an expanded agreement with SoRSE Technology Corp., formerly Tarukino Holdings Inc. (“SoRSE”), granting the Company the exclusive licence to use the proprietary emulsion technology that transforms cannabis oil and oil-based terpenes into water-compatible forms for use in beverages, edibles, topicals and other consumer products in Canada, Europe, Australia and Mexico during the initial 5-year term, with a 2-year renewal of exclusivity based on achieving certain performance milestones. The consideration at closing was US$10,000, which is comprised of US$6,000 in cash (paid) and US$4,000 in common shares (issued) of the Company, based on the 10-day volume weighted average price of the Company’s common shares on TSX-V. As part of the Agreement, Valens will transfer to SoRSE royalty payments calculated as a percentage of sales. The royalty payments associated with the European, Australian and Mexican markets, will be subject to an annual minimum of US$2 million over the 5-year term. The Company remains engaged in discussions on a number of international opportunities that will allow this technology, and the Company’s expertise in the sector, to be effectively utilized.

Extraction and White Label Manufacturing Partnerships

During the three-month period ended February 29, 2020, the Company entered into the following agreements with industry partners:

•	Emerald Health Therapeutics Inc. to process a minimum of 10,000 kilograms of cannabis and hemp biomass on an annual basis over the four-year term of the agreement. In addition, the agreement outlines white label manufacturing services including formulation, mixing and filling for product formats including vaporizers, soft gels and tinctures.

•	Dynaleo to provide a minimum of 40 kilograms of active THC or CBD cannabinoids over the initial two-year term of the agreement.

•	Received a purchase order from a customer to export products to Australia. The initial purchase order is for three SKUs of tinctures, totalling over 3,000 units. The Company anticipates shipping these products in the second quarter of fiscal 2020, subject to receiving necessary import and export permits.

Subsequent to February 29, 2020, the Company successfully launched the first cannabis-infused white label beverage in Canada through its partnership with A1 Cannabis Company (a subsidiary of Iconic Brewing).

Production and Operational Highlights

As one of the largest third-party extraction companies in Canada, the Company continues to experience significant demand for its services and are currently building out additional production capacity to ensure the Company continues to meet the growing demand of its partners with a specific focus on white label product development services. The Company processed the following input cannabis and hemp biomass in over the last four consecutive quarters ended February 29, 2020. The decline in biomass processed is a result of smaller lots being received from our partners, as we work with them to roll out a number of product SKUs into the cannabis 2.0 market.

	For the three-month periods ended
	February 29, 2020	November 30, 2019	August 31, 2019	May 31, 2019
Biomass extracted (kilograms)	19,962	24,426	26,625	8,547
% change over the prior period	(18)%	(8)%	212%	376%

Management Discussion & Analysis

Capital Markets Strategy

On December 18, 2019, the TSXV accepted the Company’s notice of intention to commence a Normal Course Issuer Bid (“NCIB”), which allows the Company to repurchase, at its discretion, up to 6,275,204 common shares in the open market or as otherwise permitted by the TSXV subject to the normal terms and limitations of such bids. Common shares purchased by the Company will be cancelled. The program commenced on December 19, 2019 and will terminate on December 18, 2020, or such earlier date as the Company completes its purchases pursuant to the notice of intention.

In addition, on January 16, 2020 the Company was able to secure eligibility from the Depository Trust Company (“DTC”) for its shares traded on the OTCQX Best Markets in the U.S.

Subsequent to the end of the quarter, the Company received conditional approval to up list to the Toronto Stock Exchange (“TSX”) from the TSX-V. The Company has since received final approval to list its common shares on the TSX and will officially commence trading at the opening of the markets on April 16, 2020.

Equity Transactions for the Three-Month Period ended February 29, 2020

The Company issued 175,424 common shares and 87,712 warrants exercisable at a price of $4.00 per common share in connection with the exercise of broker warrants for gross proceeds of $518.

The Company issued 300,000 common shares to settle obligations to issue shares to officers and employees.

The Company issued 1,730,432 common shares valued at $5,070 in connection with the expansion of the SoRSE agreement.

SELECTED FINANCIAL INFORMATION

	For the three months ended
	February 29, 2020	February 28, 2019
Selected Statements of Income (Loss) Information	$	$
Revenue	31,980	2,220
Gross profit	18,086	851
Gross profit %	56.6%	38.3%
Operating expenses	11,550	6,992
Other expenses	1,025	225
Income (loss) before income taxes	5,511	(6,366)
Income taxes	2,968	-
Income (loss) and comprehensive income (loss)	2,543	(6,366)
Income (loss) and comprehensive income (loss) per share
Basic	0.02	(0.07)
Diluted	0.02	(0.07)
Weighted average number of common shares outstanding
Basic	125,698,005	93,305,424
Diluted	129,099,353	93,305,424
Adjusted EBITDA(1)	14,282	(2,028)

(1)	Defined as loss and comprehensive loss for the period before interest, taxes, depreciation and amortization adjusted for other one-time and non-cash items, which is a non-GAAP measure discussed in the “Adjusted EBITDA” section.

	As At
	February 29, 2020	November 30, 2019
Selected Statements of Financial Position Information	$	$
Cash	35,580	49,888
Short-term investments	8,706	8,813
Inventory	26,317	7,171
Other working capital	9,748	22,304
Non-current assets	75,576	45,440
Non-current liabilities	12,343	882
Equity	143,584	132,734

Management Discussion & Analysis

The Company has three reportable segments: cannabis operations, analytical testing and corporate, consistent with the manner in which the Company reports information to its chief decision makers and Board of Directors.

The operating segments for the three-month period ended:

	February 29, 2020				February 28, 2019
	Cannabis Operations	Analytical Testing	Corporate	Total	Cannabis Operations	Analytical Testing	Corporate	Total
	$	$	$	$	$	$	$	$
Revenue	31,553	596	(169)	31,980	2,154	135	(69)	2,220
Cost of sales	13,811	165	(82)	13,894	1,380	41	(52)	1,369
	17,742	431	(87)	18,086	774	94	(17)	851
Other operating expenses	6,462	144	4,944	11,550	1,046	142	5,804	6,992
	11,280	287	(5,031)	6,536	(272)	(48)	(5,821)	(6,141)
Non- operating expense	3,379	67	547	3,993	-	-	225	225
Net income (loss)	7,901	220	(5,578)	2,543	(272)	(48)	(6,046)	(6,366)
Total assets	82,986	1,711	119,243	203,940	12,082	3,347	35,672	51,101
Total liabilities	46,388	143	13,825	60,356	532	28	717	1,277

Revenue

Revenue is comprised mainly of service revenue from (“Cannabis Operations”) including proprietary and industry leading extraction services, the sale of bulk winterized oil and distillate, and white label product formulation and manufacturing. The Company also generates revenue from analytical testing from the Company’s ISO 17025 accredited lab.

Revenue increased to $31,980 in the first quarter of fiscal 2020, compared to $2,220 in the same period in fiscal 2019, and is also up 4.4% from the $30,624 generated in the fourth quarter of 2019. This increase in revenue was driven by Cannabis Operations of $31,553, compared to $2,154 in the same period in fiscal 2019, and is also up 3.3% from the $30,534 generated in the fourth quarter of 2019 as the Company continues to focus on processing cannabis and hemp biomass for industry partners, sourcing bulk winterized and distillate oil for our partners cannabis 2.0 products and scaling up the white label product formulation and manufacturing to include tinctures and vaporizers in the first quarter. In addition, the Company generated $596 in revenue from analytical testing through the Company’s lab, compared to $135 in the same period in fiscal 2019, and is also up 67.4% from the $356 generated in the fourth quarter of 2019, including $169, (February 28, 2019 $69 and November 30, 2019 $266) in intercompany testing revenue as the volume of third party tests increased significantly in the quarter.

Cost of sales

Cost of sales increased to $13,894 for the three months ended February 29, 2020, compared to $1,369 in the same period in fiscal 2019 and $8,030 in the fourth quarter of 2019. Cost of sales for the Cannabis Operations was $13,811 compared to $1,380 in the same period in fiscal 2019 and $7,936 in the fourth quarter of 2019. Cannabis Operations cost of sales are comprised of purchases of raw cannabis and hemp biomass, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. In the first quarter of 2020, cost of sales was impacted by an inventory write-down of $2,425, on cannabis purchased and processed in which the cost of specific lots of inventory exceed the net realizable value. The cost of sales from analytical testing was $165 compared to $41 in the same period in fiscal 2019 and $219 in the fourth quarter of 2019. Analytical testing cost of sales is comprised of wages and salaries including benefits, consumables, and an allocation of other operating expenses including facility overhead and depreciation costs. The increase in cost of sales in the quarter was driven largely by the increase in the number of tests completed by the lab in the first quarter of 2020.

Management Discussion & Analysis

Gross profit

Gross profit increased to $18,086 for the three months ended February 29, 2020, compared to $851 in the same period in fiscal 2019 and decreased from the $22,594 in the fourth quarter of 2019. The gross profit from Cannabis Operations for the first quarter was $17,742 or 56.2% compared to $774 or 35.9% in the same period in fiscal 2019 and $22,598 or 74.0% in the fourth quarter of 2019. Gross profit margins for the Cannabis operations were impacted in the first quarter of 2020 by the impairment loss on inventory of $2,425. The analytical testing operations saw an increase in gross profit for the first quarter to $431 or 72.3% compared to $94 or 69.6% in the same period in fiscal 2019 and $137 or 38.5% in the fourth quarter of 2019.

	For the three months ended
	February 29, 2020	February 28, 2019
Operating expenses	$	$
Advertising and promotion	383	1,260
Depreciation and amortization	2,409	675
Facility costs	363	101
General and administrative	434	117
Impairment loss on trade receivables	358	-
Insurance	285	34
Management and consulting fees	667	330
Professional fees	512	134
Research, extraction and lab supplies	912	174
Share-based payments	2,719	3,318
Travel and business development	210	131
Wages and salaries	2,298	718

Advertising and promotion

Advertising and promotion expenses decreased to $383 in the first quarter, compared to $1,260 in the same period in fiscal 2019. The Company incurred costs in the first quarter of 2019 specifically related to the increase in activity around building brand awareness and increasing the Company’s business to business presence in the cannabis space with additional digital, print and social media content.

Depreciation and amortization

Depreciation and amortization expense increased to $2,409 in the first quarter, compared to $675 in the same period in fiscal 2019. The increase in depreciation is a result of the acquisition of the Company’s production facility in Kelowna, BC and additional extraction, post processing, white label product formulation and manufacturing equipment to ramp up processing capacity to meet demand from industry partners. The Company also commenced amortization of the intangible asset associated with the expanded SoRSE sales and license agreement in Canada, Europe, Australia and Mexico resulting in an expense of $1,209 for the three months ended February 29, 2020. During the three months ended February 29, 2020, $167 (2019 - $58) of depreciation was allocated to inventory.

Facility costs

Facility costs for the three months ended February 29, 2020 increased to $363, compared to $101 in the same period of fiscal 2019. The increase is a result of the short-term lease of the Company’s corporate office in Toronto, ON and an overall increased level of repair and maintenance activity at the production facility in Kelowna, BC with higher levels of activity in the current quarter.

General and administrative

General and administrative expenses for the three months ended February 29, 2020 increased to $434, compared to $117 in the same period of fiscal 2019. The Company incurred increased recruitment and information technology costs in the first quarter of 2020 with the build out of the team both in Toronto, ON and Kelowna, BC to support the next phase of growth. The overall increased level of activity within the Company and the establishment of a corporate office in Toronto, ON also contributed to the increased general and administrative costs in the current quarter.

Management Discussion & Analysis

Impairment loss on trade receivables

The Company recognized an impairment loss on trade receivables of $358 for the three months ended February 29, 2020, compared to $nil in the same period of fiscal 2019. The Company continually monitors all credit balances with customers and reviews them monthly for any potential impairment considering such factors as specific payment history of balances, discussions with associated customers and a review of the credit worthiness.

Insurance

Insurance expense for the three months ended February 29, 2020 increased to $285, compared to $34 in the same period of fiscal 2019. The increase is a result of overall increased activity within the Company with production ramping up through 2019 requiring additional coverage and higher limits for many components of coverage for the Company.

Management and consulting fees

Management and consulting fees increased to $667 in the first quarter, compared to $330 in the same period in fiscal 2019. The increase was a result of external consultants engaged to build out a detailed strategy to support the next phase of rapid growth for the Company.

Professional fees

Professional fees increased to $512 in the first quarter, compared to $134 in the same period of fiscal 2019. The increase is a result of overall increased activity within the Company resulting in higher legal and audit fees.

Research, extraction and lab supplies

Research, extraction and lab supplies for the three months ended February 29, 2020 increased to $912, compared to $174 in the same period of fiscal 2019. The increase is a result of additional research and development activities and the ramp up of activity levels within the Company which were not at capacity during the period resulting un unallocated costs.

Share-based payments

Share-based payments decreased to $2,719 in the first quarter of 2020, compared to $3,318 in the same period in fiscal 2019. The decrease is a result of a $2,233 (2019 - $1,102) stock option expense associated mainly with the company wide employee stock option grant in October 2018 and July 2019 to reward employees and align them with the continued focus of generating shareholder value in the Company. Additionally, there was an expense of $486 (2019 - $2,216) related to the grant of shares to certain officers, employees and consultants of the Company which has decreased as no new grants were completed.

Travel and business development

Travel and business development increased to $210 in the three months ended February 29, 2020, compared to $131 in the same period of fiscal 2019. The increase is a result of additional site visits with industry partners and overall increased levels of activity with the addition of the office in Toronto, ON.

Salaries and wages

Salaries and wages increased to $2,298 in the first quarter, compared to $718 in the same period in fiscal 2019. The increase reflects the general expanding scale of operations and required resources to support that growth in all areas of the business.

Adjusted EBITDA (non-GAAP measure)

Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as income (loss) and comprehensive income (loss) from operations, as reported, before interest, tax, depreciation and amortization, and adjusted for removing share-based payments, unrealized gains and losses from short term investments and liabilities, and other one-time and non-cash items including impairment losses. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance on an adjusted basis as described above.

Management Discussion & Analysis

	For the three months ended
	February 29, 2020	February 28, 2019
Adjusted EBITDA (non-GAAP measure)	$	$
Income (loss) and comprehensive income (loss) for the period	2,543	(6,366)
Adjustments:
Depreciation and amortization (per statement of cash flows)	2,576	792
Interest expense	26	3
Accretion of contractual obligation	133	-
Foreign exchange loss	212	1
Interest income	(251)	(107)
Income taxes	2,968	-
Share based payments	2,719	3,318
Joint venture termination costs	931	-
Impairment loss on inventory	2,425	-
Unrealized gain on short-term liabilities	(107)	-
Unrealized loss on short-term investments	107	331
	11,739	4,338
Adjusted EBITDA	14,282	(2,028)

For the three months ended February 29, 2020, adjusted EBITDA increased by $16,310 over the same period in fiscal 2019, due to the ramp up of revenue from extraction, white label formulation and manufacturing and analytical testing services.

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended February 29, 2020. The information has been derived from our unaudited quarterly consolidated financial statements. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Three Months Ended
	February 29, 2020	November 30, 2019	August 31, 2019	May 31, 2019
	$	$	$	$
Revenue	31,980	30,624	16,462	8,800
Income (loss) and comprehensive income (loss)	2,543	4,466	5,893	(10,529)
Basic income (loss) per share	0.02	0.04	0.05	(0.10)
Diluted income (loss) per share	0.02	0.04	0.05	(0.10)

	Three Months Ended
	February 28, 2019	November 30, 2018	August 31, 2018	May 31, 2018
	$	$	$	$
Revenue	2,220	14	15	23
Loss and comprehensive loss	(6,366)	(7,388)	(2,306)	(2,441)
Basic and diluted loss per share	(0.07)	(0.10)	(0.03)	(0.03)

FINANCIAL POSITION

The following table provides a summary of the Company’s financial position as at February 29, 2020 and November 30, 2019.

	February 29, 2020	November 30, 2019
	$	$
Total assets	203,940	154,751
Total liabilities	60,356	22,017
Share capital	160,227	153,826
Deficit	(33,514)	(36,057)

Management Discussion & Analysis

Total assets

Total assets increased to $203,940 as at February 29, 2020 from $154,751 as at November 30, 2019, primarily due to the increase in trade and other receivables and inventory as the Company’s operations continue to expand with scale up of white label manufacturing activities. In addition, property, plant and equipment increased as a result of continued construction on the Company’s expanded production facility adjacent to the existing Kelowna, BC facility and higher intangible assets as a result of the expansion of the SoRSE sales and license agreement to include Europe, Australia and Mexico. As at February 29, 2020, the Company had a cash balance of $35,580, and short-term investments of $8,706.

Total liabilities

Total liabilities increased to $60,356 as at February 29, 2020 from $22,017 as at November 30, 2019, primarily due to current income taxes payable, contractual obligations related to the SoRSE sales and license agreement, trade accounts payable associated with the timing of acquisition of certain key pieces of equipment and cannabis and hemp biomass that will allow the Company to continue to expand extraction and post processing capacity, and white label product development and manufacturing. In addition, with the adoption of IFRS 16, Leases, on December 1, 2019, the Company has recorded a lease liability of $2,870 as at February 29, 2020.

Share capital

Share capital increased to $160,227 as at February 29, 2020 from $153,826 as at November 30, 2019, primarily due to the issuance of 1,730,432 shares in relation to the expansion of the SoRSE amended and restated sales license agreement, exercise of 175,424 warrants for gross proceeds of $518, and the issuance of 300,000 shares associated with employment and consulting agreements with certain officers, employees and consultants of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Management intends to finance operating costs over the next twelve months with current cash and short-term investments on hand, proceeds from the exercise of warrants and stock options, and potentially raising additional capital. There is no assurance that the Company will be successful in raising additional capital on commercially reasonable terms or at all. See “Risks and Uncertainties”.

As at February 29, 2020, the Company had $35,580 of cash, $8,706 of short-term investments, $50,240 of trade and other receivables, $35,784 of accounts payable and accrued liabilities, and income tax payable of $9,327. As of November 30, 2019, the Company had $49,888 of cash, $8,813 of short-term investments, $35,080 of trade and other receivables, $14,855 of accounts payable and accrued liabilities, and income tax payable of $6,280.

	For the three months ended
	February 29, 2020	February 28, 2019
	$	$
Operating activities	(352)	(2,536)
Financing activities	472	37
Investing activities	(14,428)	1,261

Operating activities

Net cash used in operating activities for the three months ended February 29, 2020 was $352 as a result of an increase in non- cash working capital of $10,905, partially offset by income for the period of $2,543, non-cash expenses related to share based payments of $2,719, depreciation and amortization of $2,576, and an impairment loss on inventory of $2,425. During the comparative three-month period ended February 28, 2019 net cash used in operating activities was $2,536 as a result of a loss for the period of $6,366, a decrease in non-cash working capital of $717 and partially offset by non-cash expenses related to share based payments of $3,318, depreciation and amortization of $792 and an unrealized loss on short-term investments of $331.

Management Discussion & Analysis

Financing activities

Net cash received from financing activities for the three months ended February 29, 2020 was $472 as a result of proceeds from the exercise of warrants of $518 partially offset by payment on lease liability of $46. During the comparative three-month period ended February 28, 2019 net cash received from financing activities was $37 as a result of the exercise of stock options of $27 and warrants of $10.

The Company filed a prospectus dated October 3, 2018 (the “2018 Prospectus”). Since the 2018 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2018 Prospectus. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2018 Prospectus, compared with the estimated expenditures as disclosed in the 2018 Prospectus:

Expected expenditures	Expected Expenditures for 2018 (As per the 2018 Prospectus) $	Expected Expenditures for 2019 (As per the 2018 Prospectus) $	Total Expected Expenditures (As per the 2018 Prospectus) $	Approximate Actual Expenditures (to February 29, 2020) $
Acquisition of 230 Carion Road	4,000	-	4,000	4,500
Acquisition of additional extraction and post- processing equipment at 230 Carion Road to meet demand	6,000	-	6,000	5,925
Complete domestic geographic expansion analysis and acquire facility in strategic location	-	4,000	4,000	3,500
Complete buildout of facility selected for geographic expansion	-	2,000	2,000	-
Acquire equipment for new facility selected for geographic expansion	-	5,000	5,000	-
Total expenditures	10,000	11,000	21,000	13,925

The Company filed a prospectus dated April 2, 2019 (the “2019 Prospectus”). Since the 2019 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2019 Prospectus, with the exception of the retrofit of the building at 180 Carion Road which remains on time but the scope of the build out has increased resulting in an increase in the budget to $16,500. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2019 Prospectus, compared with the estimated expenditures as disclosed in the 2019 Prospectus:

Expected expenditures	Expected Expenditures for 2019 / 2020 (As per the 2019 Prospectus) $	Approximate Actual Expenditures (to February 29, 2020) $
Retrofit building located on the 180 Carion Road	9,000	7,400
Purchase equipment for 180 Carion Road	11,300	-
Expansion of processing facility and extraction capacity at the 230 Carion Road	5,200	2,750
Source and secure strategic partnerships and joint venture opportunities	7,000	-
Total expenditures	32,500	10,150

Investing activities

 During the three months ended February 29, 2020, net cash used in investing activities was $14,428, due to the acquisition of property, plant and equipment of $6,507 and acquisition of intangible assets of $7,921. During the comparative three months ended February 28, 2019, cash flow from investing activities was $1,261, primarily due to the redemption of short-term investments of $4,000, which was partially offset by the acquisition of property, plant and equipment of $2,739.

Management Discussion & Analysis

Capital resources

The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders’ equity.

The Company has historically relied on the equity markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not currently subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management. As at February 29, 2020, total current assets less current liabilities totalled $80,351.

OUTSTANDING SHARES, OPTIONS, AND WARRANTS

The Company is authorized to issue an unlimited number of common and preferred shares. The table below outlines the number of issued and outstanding common shares, warrants and options.

	April 14, 2020	February 29, 2020	November 30, 2019
Common shares	127,709,952	127,709,952	125,504,096
Warrants	8,901,098	8,901,098	8,988,810
Options	7,458,780	7,458,780	7,673,362

OFF-BALANCE SHEET AGREEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

COMMITMENTS

The Company entered into a five-year lease agreement for office space in Toronto, ON with a lease commencement date of August 1, 2020. The minimum leases payments over the initial five-year term total $2,343.

The Company has purchase commitments for hemp and cannabis biomass totalling $74,096 over the next two-years.

Based on the above, the future commitments, which include minimum lease payments, royalties and other purchase commitments due in each of the next five reporting years are as follows:

$
Remainder of 2020	32,359
2021	42,460
2022	465
2023	470
2024	476
Thereafter	319
76,549

Management Discussion & Analysis

Obligation to issue shares

The Company has entered into agreement with officers, employees and consultants, to issue the following shares:

	Number of shares to be issued
	2020	2021	2022	2023	Total
Officers, employees and consultants	900,000	650,000	600,000	450,000	2,600,000

There were no new commitments entered into by the Company during the three months ended February 29, 2020 to issue shares to officer, employees or consultants. Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

FINANCIAL RISK MANAGEMENT

The Company is exposed to varying degrees to a variety of financial related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk only relates to its investment of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At February 29, 2020, the Company had cash, restricted short-term investments, and short-term investments of $44,386. At February 29, 2020, a 1% decrease in interest rates would result in a reduction in interest income by $444 compared to a 1% increase in interest rates which would have an equal but opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, short-term investments and receivables. The Company’s cash, restricted short-term investments, and short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and interest on short-term investments. In addition, the Company has $12,927 in trade accounts receivable outstanding over 60 days at February 29, 2020. The expected loss rate for overdue balances is estimated to be $361 based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total billed trade receivables at February 29, 2020, the Company has subsequently collected or has trade payables outstanding with the same customers representing 55% of the total balance. Of the Company’s trade receivables outstanding at February 29, 2020, 67% are held with five Health Canada licensed customers of the Company.

The carrying amount of cash, restricted short-term investments, short-term investments and trade and other receivables represent the maximum exposure to credit risk, and as at February 29, 2020, this amounted to $94,626.

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 72% of total revenue in the three-month period ended February 29, 2020.

Management Discussion & Analysis

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at February 29, 2020, the Company has $44,286 of cash and short-term investments. The Company is obligated to pay accounts payable and accrued liabilities and current portion of the lease liability and contractual obligation with a carrying amount of $38,686.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and accounts payable and accrued liabilities, and contractual obligations that are denominated in US dollars. As at February 29, 2020, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately $862 (November 30, 2019 – decrease of $0.5). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

CRITICAL ACCOUNTING ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The inputs used in calculating the fair value for share-based compensation expense included in profit or loss.

ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

iv)	Valuation and impairment testing of intangible assets and goodwill, including key assumptions underlying recoverable amounts.

v)	Judgement is used in determining whether an acquisition is a business combination or an asset acquisition. Judgement is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

Management Discussion & Analysis

CHANGES IN ACCOUNTING POLICIES

(i) IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, Leases, which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single, on-balance sheet accounting model for lessees. A lessee is required to recognize a right- of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Company adopted the standard on December 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods. There were no ROU assets or lease liabilities recognized upon adoption and no impact to the Company’s deficit as at December 1, 2019.

Definition of a lease

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys this right the Company assesses whether:

•	The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset;

•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

•	The Company has the right to direct the use of the asset. The Company has this right when it has the decision- making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Accounting as a lessee under IFRS 16

The Company recognizes a right-of-use asset and lease liability on the consolidated statements of financial position at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of its useful life or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. The lease liability is subsequently increased by interest costs on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of use asset or is recorded in the consolidated statements of operations if they carrying amount of the right-of-use asset has been reduced to $nil.

Management Discussion & Analysis

Payments associated with short-term leases are recognized as an expense on a straight-line basis in facility costs in the condensed interim consolidated statements of loss and comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in facility costs.

Transition to IFRS 16

Practical expedients

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after December 1, 2019.

The Company used the additional practical expedient to not recognise a right-of-use asset or lease liability to leases for which the lease term ends within 12 months of the date of initial application.

As a result of the practical expedient, the Company did not require adjustments to opening balances as at December 1, 2019 or to retained earnings resulting from the initial adoption of IFRS 16.

The following table reconciles the operating lease commitments as at November 30, 2019 to the opening balance of lease liability at December 1, 2019:

Operating lease commitments as at December 1, 2019	$4,754
Finance lease liabilities recognized as of December 1, 2019	-
Effect of discounting using the lessee’s incremental borrowing rate	-
Lease commitments not yet in effect	(4,586)
Short term, low-value asset leases	(168)
Lease liabilities recognized as at December 1, 2019	-

(ii) IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable income or losses, tax bases, unused tax losses, unused tax credits and tax rates, an how an entity considers a change in facts and circumstances. The Company adopted this interpretation on December 1, 2019, applied retrospectively, with no material impact to deficit resulting from the adoption.

New IFRS Standards in issue but not yet effective:

(iii) Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments.

Management Discussion & Analysis

RELATED PARTY TRANSACTIONS

Goods and Services

The Company entered into certain transactions with related parties during the period ended February 29, 2020 as follows:

		Three-month period ended		As at
		February 29, 2020	February 28, 2019	February 29, 2020	November 30, 2019
		$	$	$	$
Name and Relationship to Company	Transaction		Expense	Balance Payable (Receivable)
NorthOk Properties Inc, a company controlled by Ashley McGrath, a director	Rent (1)	-	63	-	-
Kosha Projects Inc., a company in which Ashley McGrath, a director, has a 50% interest	Farms Termination(2)	931	-	-	-

(1)	Rent for the Company’s facility at 230 Carion Road, Kelowna, BC was measured at the exchange amount, which is the amount of consideration agreed by the related parties. In the fourth quarter of 2018, the building was sold and the lease was transferred to NorthOk Properties Inc., a company controlled by Ashley McGrath, a director of the Company. In the second quarter of 2019, the Company acquired the facility and has no further lease commitments on this property.

(2)	On December 17, 2019, the Company terminated its joint venture agreement to create the Farms facility with Kosha, a company in which Ashley McGrath, a director of the Company, has a 50% interest.

Key Management Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, President, Executive Vice Presidents and directors of the Company.

The remuneration paid or accrued for the Company’s key management personnel and directors are as follows:

	Three-month period ended
	February 29, 2020	February 28, 2019
	$	$
Management and consulting fees
Tyler Robson, Chief Executive Officer and director	131	120
Irwin Professional Corp., a Company controlled by Chris Irwin - Director of the Company	21	15
Total	152	135
Wages and salaries
Jeff Fallows, President	88	-
Chantel Popoff, Chief Operating Officer	69	50
Chris Buysen, Chief Financial Officer and director	65	50
Everett Knight, EVP Corporate Development & Capital Markets	50	84
Nitin Kaushal, director	26	14
Ashley McGrath, director	20	14
Deepak Anand, director	20	-
Total	338	212
Share-based payments(1)
Tyler Robson, Chief Executive Officer and director	516	821
Jeff Fallows, President	412	-
Everett Knight, EVP Corporate Development & Capital Markets	167	363
Chris Buysen, Chief Financial Officer and director	156	383
Chantel Popoff, Chief Operating Officer	142	344
Deepak Anand, director	30	-
Ashley McGrath, director	30	24
Nitin Kaushal, director	30	24
Chris Irwin, director	30	24
Total	1,513	1,983

(1)	Share-based payments are the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s stock option plan and the grant of common shares of the Company under employment and consulting agreements.

Management Discussion & Analysis

Related Party Balances

The following related party amounts were included in (a) accounts payable and accrued liabilities and (b) receivables:

	As at
	February 29, 2020	November 30, 2019
	$	$
Accounts Payable and Accrued Liabilities:
(a) Consultant and Officer of the Company (1)	22	21
Receivables:
(b) Officers of the Company(2)	436	282

(1)	The amounts payable to related parties have no specific terms of repayment, are unsecured and do not bear interest.

(2)	The amounts receivable from related parties have no specific terms of repayment, are unsecured and do not bear interest.

RISK FACTORS

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s Annual Information Form dated March 31, 2020 available at www.sedar.com , which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

•	The Company’s business is dependant on a number of key supply chains which could be adversely disrupted by a number of factors including, among others, major health issues or pandemics. In particular, major health issues and pandemics, such as the global impact of COVID-19. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 outbreak on our business. These factors are beyond our control, may adversely affect us and our suppliers or cause disruptions to their and our businesses and may impact their ability to supply us;

•	The Company held a promissory note receivable from MKV Ventures 1 LLC, a 100% owned subsidiary of MKHS LLC, a fully licensed Arizona based cannabis cultivation, extraction and medical dispensary business. While MKHS LLC operations are believed to be compliant with all applicable U.S. state and local laws, the Company has not obtained a legal opinion on this matter and cannabis does remain illegal under federal law in the U.S; this promissory note was written off in the fourth quarter of 2018;

•	Regulatory scrutiny of the Company’s industry may negatively impact its ability to raise additional capital;

•	The Company could be negatively impacted by its customers inability to raise additional capital;

•	The Company’s ability to process, store and sell cannabis in Canada is dependent upon licenses from Health Canada which are subject to ongoing compliance and reporting requirements;

•	The Company may have difficulty accessing the service of banks and processing credit card payments in the future, which may make it difficult for the Company to operate;

Management Discussion & Analysis

•	The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada;

•	The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

•	Third parties the Company does business with may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities;

•	The operation of the Company can be impacted by adverse changes or developments affecting the facilities of the Company’s wholly-owned subsidiaries;

•	The Company’s ability to recruit and retain management, skilled labour and suppliers is crucial to the Company’s success;

•	The Company’s growth strategy contemplates outfitting its facilities with additional production resources. A variety of factors could cause these activities to not be achieved on time, on budget, or at all. As a result, there is a risk that the Company may not have product or sufficient product available to meet the anticipated demand or to meet future demand when it arises;

•	The Company and its wholly-owned subsidiaries have limited operating histories;

•	The Company has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability;

•	Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing and there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

•	There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company;

•	The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity;

•	The Company and its wholly-owned subsidiaries face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury;

•	The products of the Company’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, the Company could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, the Company and its wholly-owned subsidiaries could face increased operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses;

•	Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company;

•	The Company is largely reliant on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company;

Management Discussion & Analysis

•	The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;

•	The Company may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption;

•	The Company could fail to integrate acquired companies into the business of the Company;

•	Completed acquisitions, strategic transaction or investments could fail to increase shareholder value;

•	The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business;

•	There can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Company;

•	The Company does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings;

•	The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety;

•	In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Company’s shares will be subject to market trends generally and the value of the Company’s shares on a stock exchange may be affected by such volatility;

•	Unfavorable economic conditions may negatively impact the Company’s financial viability as a result of increased financing costs and limited access to capital markets;

•	The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company; and

•	The Company’s directors and officers may serve as directors and officers or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act, British Columbia (“Corporations Act”) in dealing with conflicts of interest. These provisions state, where a director/officer has such a conflict, that the director/officer must at a meeting of the Board, disclose his interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

Dividends

The Company has no dividend record and is unlikely to pay any dividends over the next fiscal year as it intends to employ available funds for growth opportunities in the cannabis sector. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors deem relevant.

Management Discussion & Analysis

Management’s Responsibility for Financial Statements

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Nature of the Securities

The purchase of the Company’s securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Company’s securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Company’s securities should not constitute a major portion of an investor's portfolio.

Proposed Transactions

There are currently no significant proposed transactions except as otherwise disclosed in this MD&A. Confidentiality agreements and non-binding agreements may be entered into from time to time, with independent entities to allow for discussions of the potential acquisition and/or development of potential business relationships.

Approval

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the financial statements and the disclosure contained in this MD&A.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCING REPORTING

In connection with National Instrument (“NI”) 52-109 (Certification of Disclosure in Issuer’s Annual and Interim Filings) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim financial statements and the audited annual financial statements and respective accompanying Management’s Discussion and Analysis. The Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.

Management Discussion & Analysis

DIRECTORS AND OFFICERS

Tyler Robson – Chief Executive Officer, Director
Chris Buysen – Chief Financial Officer, Director
Chantel Popoff – Chief Operating Officer

Jeff Fallows – President
Chris Irwin – Director
Nitin Kaushal – Director
Ashley McGrath – Director
Deepak Anand – Director

OTHER REQUIREMENTS

Additional disclosure of the Company’s material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com.

On Behalf of the Board,

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

“Tyler Robson”	“Nitin Kaushal”
Tyler Robson	Nitin Kaushal